UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑   Form 20-F          ☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐   Yes          ☑   No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 EARNINGS RELEASE OF THE COMPANY DATED JULY 26, 2007

Other Events
On July 26, 2007, the Company issued an earnings release announcing its second quarter 2007 results. A copy of the earnings release dated July 26, 2007 is attached hereto as Exhibit 99.1.
Exhibit
99.1	Earnings release of the Company dated July 26, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2007

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ Tham Kah Locke
Name:	Tham Kah Locke
Title:	Acting Chief Financial Officer

EXHIBIT INDEX
99.1	Earnings release of the Company dated July 26, 2007.